Jassmin McIver-Jones
Counsel
The Lincoln National Life Insurance Company
100 N. Greene Street
Greensboro, North Carolina 27401
Telephone: (336)691-3892
Jassmin.McIver-Jones@LFG.com

VIA EDGAR

January 28, 2021

Mr. Alberto Zapata
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re: Lincoln Life Flexible Premium Variable Life Account M       Lincoln Life Flexible Premium Variable Life Account R Lincoln VUL ONE 2021, SVUL ONE 2021
Initial Registration Statements on Form N-6 Filing Nos: 333-249920, 333-249922

Dear Mr. Zapata:

This is in response to our conversation this afternoon regarding the above two filings.
For clarity purposes under the Bonus Rider we have revised the subsection “Impact of other Riders and Benefits”. I will provide a strikethrough version of the impacted prospectus containing these revisions under separate cover.

 Once you have had a chance to review these revisions, please let us know if anything further is needed in order for us to file the final version.

Sincerely,

/s/Jassmin McIver-Jones

Jassmin McIver-Jones
Counsel